Zendesk, Inc.

989 Market Street

San Francisco, California 94103

February 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Zendesk, Inc.

Request for Withdrawal of Registration Statement on Form S-4

File No. 333-261512

Dear Mr. Austin:

Pursuant to Rule 477 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Zendesk, Inc. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-261512), together with all exhibits thereto, and as subsequently amended (the “Registration Statement”), initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2021, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement, and hereby confirms that no securities registered under the Registration Statement have been sold.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Please contact Tiffany Posil of Hogan Lovells US LLP by telephone at (202) 637-3663 if you have any questions or concerns regarding this matter.

[Signature page follows]

Sincerely,

Zendesk, Inc.

By:	/s/ Shanti Ariker
Shanti Ariker
General Counsel and Corporate Secretary